October 22, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-7010
Mail Stop 3561

Attn:      Linda Cvrkel, Branch Chief

Re:         First Corporation
Form 10-K for the Year Ended Sept 30, 2012
Filed January 7, 2013
Form 10-Q for the Quarter Ended December 31, 2012
Filed February 14, 2012
File No. 000-52724

Ladies and Gentlemen:

      First Corporation (the “Company”) is submitting this response to the comment of the Securities and Exchange Commission (the "Commission") to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012 and its Quarterly Report on Form 10-Q (the “Quarterly Report”) for the fiscal quarter ended December 31, 2012 (the “Reports”).  For your convenience, we have also inserted the text of the comment above the response. Simultaneously with this letter, the Company is filing and amendment to the Report in accordance with the responses set forth.

Form 8-K

Item 4.01

1.             Comment:

Given the significance of your investment in Gecko Landmarks, Ltd. to your total assets at December 31, 2012, please tell us and explain in the notes to your financial statements how you are evaluating your investment in this entity for other than temporary impairment pursuant to the guidance in ASC 320-10-35.  As part of your response and your revised disclosure, please indicate what facts and circumstances were considered in your determination that no impairment in your recorded investment had occurred thought December 31, 2012.

Response:

The Company has evaluated its investment in Gecko Landmarks, Ltd. for other than temporary impairment based primarily upon its belief that it will be able to hold this equity investment until it is able to realize full value and that, in fact, it will ultimately be able to liquidate the investment at a value greater than its cost. These were the two primary circumstances considered in the Company’s determination that no impairment had occurred which is a threshold consideration in the evaluation of an asset for other than temporary impairment under ASC 320-10-35. The Company’s determination is based on its extensive due diligence investigation of the technology behind Gecko Landmarks, Ltd.’s concept and the market for such an application.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions or further comments.

Sincerely, /s/ Andrew Clarke, CEO and Chairman

cc: Claire Erlanger